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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-91657

                             PROSPECTUS SUPPLEMENT
                               $3,000,000 SHARES
                             VANTAGEMED CORPORATION
                                  COMMON STOCK

On March 9, 2000 VantageMed Corporation issued a press release, the text of which is set forth below. The information in the press release should be considered a supplement to that certain Prospectus dated February 15, 2000, (the "Prospectus") relating to the offering of 3,000,000 shares of the Common Stock of VantageMed Corporation. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Capitalized terms used herein but not defined have the meanings assigned to such terms in the Prospectus.

On March 9, 2000, we issued the following press release:

VantageMed announced today that it expects revenue for the fourth quarter of 1999 to be approximately $6.9 million, which slightly exceeds analysts' expectations. Based upon information available to date, the company estimates revenue for the first quarter of 2000 to be in the range $6.0 million to $6.5 million. This estimate represents a shortfall in Q1 from analysts' expectations.

According to Joel Harris, VantageMed's President, "The lower sales volume in the first quarter is primarily due to a delay in the market introduction of the new version of Ridgemark, our medical management system, combined with lower than expected sales of eMCee, our managed care system. While we are disappointed with the first quarter results, we remain confident that we are properly positioned to execute against our healthcare market opportunities."

VantageMed expects to report its financial results for Q4, 1999 on March 16, and its Q1, 2000 results in late April. A conference call is scheduled for 10:00 AM today (March 9, 2000). Please call (212) 584-4212 to obtain the call-in number.

VantageMed is a provider of healthcare information system and services distributed to over 10,000 customer sites through a national network of 15 regional offices. Our suite of software products and services automates administrative, financial, clinical and management functions for physicians, dentists, other healthcare providers and provider organizations.

Certain statements in this release are forward-looking, as that term is defined in the Private Securities Litigation Reform Act of 1995, including statements regarding expected results for the fourth quarter of 1999 and the first quarter of 2000. The forward-looking statements in this release are subject to a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are the uncertainties in possible deferral, delay or cancellation by customers of computer system purchase decisions, possible delays in product development, variations in the volume and timing of systems sales and installations, changing economic, political and regulatory conditions in the healthcare industry, changes in product pricing policies, general economic conditions, and the risk factors detailed from time to time in the Company's periodic reports and registration statements filed with the Securities and Exchange Commission, which important factors are incorporated herein by reference.

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 9, 2000.